We consent to the incorporation by reference in the Registration Statement on Form F-10 (File No. 333-272706) of Cybin Inc. (the "Company") of our report, dated June 27, 2023, with respect to the consolidated statements of financial position of the Company as of March 31, 2023 and 2022, and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies, which is incorporated by reference into the management information circular of the Company dated September 13, 2023 (the "Circular") that appears in this Amendment No. 1 on Form 6-K/A of the Company.

We also consent to the reference to us under the caption "Interest of Experts" in the Circular.

/s/ Zeifmans LLP
Toronto, Canada	Chartered Professional Accountants
November 13, 2023	Licensed Public Accountants

201 Bridgeland Avenue | Toronto Ontario | M6A 1Y7 | Canada	zeifmans.ca T: 416.256.4000